

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

January 14, 2009

<u>By U.S. Mail and facsimile</u>
Mr. David Cramer
Vice President, General Counsel and Secretary
Quest Software, Inc.
5 Polaris Way
Aliso Viejo, CA, 92656.

        RE: Quest Software, Inc.
              Preliminary Information Statement on Schedule 14A
              Filed: December 24, 2008
              File no. 0-26937

Dear Mr. Cramer:

      We have completed our review of your proxy statement and have no further comments at this time.

                    Sincerely,

                    David L. Orlic
                    Special Counsel

cc: N. Wojtas (by facsimile 650-849-7000)
        D. Levy